UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File Number 001-32622

EVERI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	20-0723270
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

7250 S. Tenaya Way, Suite 100, Las Vegas, Nevada 89113

(Address of principal executive offices) (Zip Code)

Randy L. Taylor,  Executive Vice President and Chief Financial Officer

(800) 833-7110

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Items 1.01         Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of Everi Holdings Inc.’s Conflict Minerals Report for the year ended December 31, 2016 is attached hereto as Exhibit 1.01 and is publicly available at http://ir.everi.com/investor-relations/reports-and-filings/sec-filings/default.aspx.

Section 2 – Exhibits

Item 2.01       Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period of January 1 to December 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EVERI HOLDINGS INC.

Date: May 26, 2017	By:	/s/ Todd A. Valli
Todd A. Valli Senior Vice President, Corporate Finance and Chief Accounting Officer